UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 28, 2026

Iridium Communications Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-33963	26-1344998
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1676 International Drive Suite 1100 McLean, VA		22102
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 703-287-7400

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	IRDM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On June 28, 2026, Iridium Communications Inc., a Delaware corporation (“Iridium”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Rocket Lab Corporation, a Delaware corporation (“Rocket Lab”), Ion Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Rocket Lab (“Merger Sub I”) and Ion Merger Sub II, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Rocket Lab (“Merger Sub II”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub I will merge with and into Iridium (the “First Merger”) with Iridium continuing as the surviving corporation and an indirect wholly owned subsidiary of Rocket Lab, and immediately following the First Merger, the surviving corporation in the First Merger will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the “Subsequent Merger” and together with the First Merger, the “Transaction”). The Transaction is generally intended to qualify as a tax-free reorganization for U.S. federal income tax purposes so long as the value of the Stock Consideration relative to the Cash Consideration (each as defined below) received by the holders of Iridium Common Stock (as defined below) (which could vary depending on the price per share of Rocket Lab Common Stock (as defined below) at the First Effective Time (as defined below)) meets the conditions for tax-free treatment. Should those conditions not be met, the Subsequent Merger will not occur and the Transaction will not qualify as a tax-free reorganization for U.S. federal income tax purposes.

Iridium’s board of directors has unanimously approved the Merger Agreement and resolved to recommend that Iridium stockholders approve the adoption of the Merger Agreement and the Transaction.

Merger Consideration

As a result of the Transaction, at the effective time of the First Merger (the “First Effective Time”) each issued and outstanding share of common stock of Iridium, par value $0.001 per share (“Iridium Common Stock”), other than as specified in the Merger Agreement, will be converted into the right to receive (i) $27.00 in cash (the “Cash Consideration”) and (ii) a number of shares (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) of Rocket Lab’s common stock, par value $0.0001 per share (“Rocket Lab Common Stock”), equal to the Exchange Ratio (as defined below), in each case without interest. The “Exchange Ratio” will be the following: (i) if the Rocket Lab Common Stock Price (as defined below) is equal to or less than $67.50, then the Exchange Ratio will be 0.4000; (ii) if the Rocket Lab Common Stock Price is greater than $67.50 but less than $112.50, then the Exchange Ratio will be the quotient obtained by dividing $27.00 by the Rocket Lab Common Stock Price, rounded to four decimal places; and (iii) if the Rocket Lab Common Stock Price is equal to or greater than $112.50, then the Exchange Ratio will be 0.2400. “Rocket Lab Common Stock Price” is defined as the volume weighted average price per share of Rocket Lab Common Stock on the Nasdaq Global Select Market for the period of the ten consecutive trading days ending on and including the second full trading day prior to the First Effective Time.

If the First Merger is consummated, Iridium Common Stock will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act, as promptly as practicable after the consummation of the First Merger.

Treatment of Iridium Equity Awards

The Merger Agreement provides that at the First Effective Time (i) each outstanding restricted stock unit covering Iridium Common Stock (the “Iridium RSUs”), including any Iridium RSU that includes performance-based vesting conditions (the “Iridium PSUs”), will be assumed by Rocket Lab and converted into a restricted stock unit award with respect to shares of Rocket Lab Common Stock (each, an “Assumed RSU”) subject to the same terms and conditions as applied to such Iridium RSU or Iridium PSU immediately prior to the closing of the Transaction (including the same vesting and leaver provisions), except that such Assumed RSU will cover a whole number of shares of Rocket Lab Common Stock equal to the number of shares of Iridium Common Stock covered by such Iridium RSU or Iridium PSU immediately prior to the First Effective Time (and, with respect to Iridium PSUs, determined as if all applicable performance-based vesting conditions had been satisfied at target) multiplied by an Equity Award Exchange Ratio equal to (a) the Cash Consideration divided by the Rocket Lab Common Stock Price plus (b) the Exchange Ratio (rounded down to the nearest whole share), and each Assumed RSU will vest in full in the event of a termination of employment without cause within 12 months following the First Effective Time (in addition to any other provisions that apply to the corresponding Iridium RSU or Iridium PSU), and (ii) each outstanding option to purchase Iridium Common Stock (the “Iridium Options”) and each outstanding cash-settled stock appreciation right award with respect to Iridium Common Stock (the “Iridium CSARs”) will be fully vested and exercisable and canceled and converted into the right to receive the Merger Consideration in respect of each share of Iridium Common Stock covered by such Iridium Option or Iridium CSAR (paid only in cash, in respect of an Iridium CSAR), calculated net of the exercise price or strike price, as applicable, of such Iridium Option or Iridium CSAR, less applicable withholdings.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants made by each of Iridium and Rocket Lab, including, among others, covenants by each of Iridium and Rocket Lab to (i) use commercially reasonable efforts to conduct its respective businesses in the ordinary course of business during the interim period between the execution of the Merger Agreement and consummation of the Transaction, and (ii) not engage in certain specified transactions and actions during that period. Further, unless the Merger Agreement is validly terminated, Iridium is required to hold a meeting of its stockholders to vote upon the adoption of the Merger Agreement and the Transaction in accordance with the terms of the Merger Agreement.

Commencing upon the execution of the Merger Agreement, Iridium will be subject to customary “no-shop” restrictions and is not permitted to, subject to certain exceptions set forth in the Merger Agreement, (i) solicit, initiate or take any action to knowingly facilitate or encourage any alternative acquisition proposal or (ii) participate in any discussions or negotiations with, furnish any material nonpublic information relating to Iridium to, or otherwise knowingly cooperate with, any third party, relating to any alternative acquisition proposal. In addition, Iridium has agreed that, subject to limited exceptions set forth in the Merger Agreement, the Iridium board of directors will not withdraw its recommendation to its stockholders to vote in favor of the adoption of the Merger Agreement and the Transaction.

Conditions to the Mergers

The closing of the Transaction is subject to customary conditions set forth in the Merger Agreement, including (i) the adoption of the Merger Agreement and the Transaction by the affirmative vote of the holders of a majority of the outstanding Iridium Common Stock; (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and consent of the U.S. Federal Communications Commission to the transfer of control of certain telecommunication authorizations held by Iridium; (iii) receipt of clearances or approvals under other specified foreign investment and satellite and telecommunications laws; (iv) the absence of any order or law issued, enforced or enacted by a governmental authority in certain specified jurisdictions that prevents, makes illegal or enjoins the consummation of the Mergers; (v) there having not occurred a Company Material Adverse Effect or a Parent Material Adverse Effect, each as defined in the Merger Agreement; and (vi) the effectiveness of a registration statement on Form S-4 with respect to shares of Rocket Lab Common Stock to be issued in the Transactions and approval of such shares for listing on the Nasdaq Global Select Market.

Termination

Either Iridium or Rocket Lab may terminate the Merger Agreement in customary circumstances including, among others (i) the Transaction has not been completed on or before June 28, 2027, which date may be extended to September 28, 2027 and December 28, 2027, as applicable, pursuant to the terms of the Merger Agreement; (ii) a final order or law issued, enforced or enacted, by a governmental authority in certain specified jurisdiction permanently prevents, makes illegal or enjoins the consummation of the Mergers; or (iii) Iridium’s stockholders fail to adopt the Merger Agreement and the Transaction. Iridium may terminate the Merger Agreement under certain additional circumstances, including to allow Iridium to enter into a definitive agreement for an alternative acquisition proposal that constitutes a Superior Proposal (as defined in the Merger Agreement) subject to the terms of the Merger Agreement. Rocket Lab may terminate the Merger Agreement under certain additional circumstances, including if Iridium’s board of directors withdraws its recommendation to Iridium’s stockholders to vote in favor of the adoption of the Merger Agreement and the Transaction or if Iridium materially and intentionally breaches the “no-shop” restrictions in the Merger Agreement.

The Merger Agreement provides for the payment of a termination fee of $223.62 million by Iridium to Rocket Lab upon termination of the Merger Agreement under specified circumstances, including if the Merger Agreement is terminated (i) by Iridium to enter into a definitive agreement for an alternative acquisition proposal that constitutes a Superior Proposal or (ii) by Rocket Lab because Iridium’s board of directors withdraws its recommendation to Iridium’s stockholders to vote in favor of the adoption of the Merger Agreement and the Transaction or because Iridium materially and intentionally breaches the “no-shop” restrictions in the Merger Agreement. The termination fee is also payable by Iridium to Rocket Lab if the Merger Agreement is terminated in specified circumstances and Iridium either consummates an alternative acquisition transaction or enters into a definitive agreement providing for an alternative acquisition transaction within one year of such termination.

Cautionary Considerations

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any factual information about Iridium or Rocket Lab. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are modified or qualified by information in confidential disclosure schedules, which disclosures are not reflected in the Merger Agreement but instead are provided by each of Iridium and Rocket Lab to the other in connection with the signing of the Merger Agreement or in filings of the parties with the Securities and Exchange Commission (the “SEC”). These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Iridium and Rocket Lab rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement) and are solely for the benefit of the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterization of the actual state of facts about Iridium or Rocket Lab, may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material to the business of Iridium or Rocket Lab. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Iridium’s or Rocket Lab’s public disclosures.

Support Agreement

In connection with the Merger Agreement, on June 28, 2026, each of Iridium’s directors, in their capacity as stockholders of Iridium, entered into a Support Agreement with Rocket Lab (the “Iridium Support Agreement”) pursuant to which each such stockholder agreed, during the term of the Iridium Support Agreement, to vote the Iridium Common Stock owned by such director (i) in favor of adoption of the Merger Agreement, including the Transaction, (ii) against any alternative acquisition proposal, and (iii) against any other action or agreement that is intended, or would reasonably be expected, to materially impede, interfere with or delay the Transaction or the other transactions contemplated by the Merger Agreement. The stockholders subject to the Iridium Support Agreement beneficially own in the aggregate approximately 1.6% of the outstanding shares of Iridium Common Stock as of June 24, 2026. The Iridium Support Agreement terminates upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the First Effective Time, (iii) the effectiveness of any amendment to the Merger Agreement that decreases the amount of the Merger Consideration or that is materially adverse to Iridium’s stockholders, (iv) with respect to each such stockholder, the termination of the Iridium Support Agreement by written agreement of each of Rocket Lab and the applicable stockholder and (v) the Iridium board of directors effecting an Adverse Recommendation Change (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement.

The foregoing description of the Iridium Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Iridium Support Agreement. A form of the Iridium Support Agreement is filed as Exhibit 10.1 hereto and is incorporated by reference herein. The Iridium Support Agreement has been attached to provide investors with information regarding its terms, and is incorporated by reference herein. It is not intended to provide any other factual information about the stockholders party thereto. Moreover, the representations and warranties in the Iridium Support Agreement were used for the purpose of allocating risk among the parties rather than establishing matters of fact. Accordingly, the representations and warranties in the Iridium Support Agreement should not be relied on as characterization of the actual state of facts about the stockholders party thereto.

The Merger Agreement and the Iridium Support Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Iridium Support Agreement, the Transaction, Rocket Lab, Iridium, Merger Sub I, Merger Sub II, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the proxy statement/prospectus that Iridium and Rocket Lab will file, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that Iridium and Rocket Lab will make with the SEC.

Item 7.01. Regulation FD Disclosure.

On June 29, 2026, Iridium and Rocket Lab issued a joint press release announcing execution of the Merger Agreement. A copy of the joint press release is attached hereto and furnished herewith as Exhibit 99.1.

In addition, on June 29, 2026, Iridium and Rocket Lab released a joint investor presentation, which includes supplemental information about the proposed transaction. A copy of the joint investor presentation is attached hereto and furnished herewith as Exhibit 99.2.

The information set forth under this Item 7.01, Exhibit 99.1 and Exhibit 99.2 is not being filed for purposes of Section 18 of the Exchange Act and is not to be incorporated by reference into any filing of the registrant under the Securities Act or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in any such filing, except as shall be expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

This communication is being made in respect of a proposed transaction involving Rocket Lab and Iridium. In connection with the proposed transaction, Rocket Lab will file with the SEC a Registration Statement on Form S-4 that includes the proxy statement of Iridium that will also constitute a prospectus of Rocket Lab. When the proxy statement/prospectus is finalized, it will be sent to the stockholders of Iridium seeking their approval of certain transaction-related proposals. This communication is not a substitute for the proxy statement/prospectus or any other documents which Rocket Lab or Iridium may file with the SEC in connection with the proposed transaction.

Rocket Lab may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell any securities, are not soliciting an offer to buy any securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

ROCKET LAB AND IRIDIUM URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Rocket Lab (when they become available) may be obtained free of charge on Rocket Lab’s website at https://investors.rocketlabcorp.com/financial-information/sec-filings or by contacting Rocket Lab’s Investor Relations Department at investors@rocketlabusa.com. Copies of documents filed with the SEC by Iridium (when they become available) may be obtained free of charge on Iridium’s website at https://investor.iridium.com/sec-filings by contacting Iridium’s Investor Relations Department at investor.relations@iridium.com.

Participants in the Solicitation

Robert H. Niehaus, Louis M. Alterman, Thomas C. Canfield, Matthew J. Desch, Thomas J. Fitzpatrick, L. Anthony Frazier, Suzanne E. McBride, Eric T. Olson, Kay N. Sears, Monique S. Shivanandan and Jacqueline E. Yeaney, all of whom are members of Iridium’s board of directors, and Vincent J. O’Neill, Iridium’s chief financial officer, may be considered participants in Iridium’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Additional information about such participants is available under the captions “Proposal 1 – Election of Directors,” “Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in Iridium’s definitive proxy statement in connection with its 2026 Annual Meeting of Stockholders (the “2026 Proxy Statement”), which was filed with the SEC on April 2, 2026 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001418819/000141881926000022/irdm-20260402.htm), as well as on Iridium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026 (the “2025 10-K”) and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that holdings of Iridium’s securities have changed since the amounts printed in the 2026 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001418819). Information regarding Iridium’s transactions with related persons is set forth in the 2026 Proxy Statement under the caption “Transactions with Related Parties,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Iridium to its named executive officers in a change of control of Iridium is set forth in the 2026 Proxy Statement under the caption “Severance and Change in Control-Related Benefits,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Rocket Lab may also be deemed to be a participant in Iridium’s solicitation; information regarding Rocket Lab will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Copies of these documents may be obtained, free of charge, from the SEC or Iridium as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are based on Rocket Lab’s and Iridium’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Rocket Lab and Iridium, all of which are subject to change. In this context, forward-looking statements often address expected future events, including future business and financial performance and financial condition. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining stockholder and regulatory approvals and satisfying other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Iridium of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction on a timely basis or at all, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, the integration of the businesses of Rocket Lab and Iridium, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Rocket Lab’s and Iridium’s businesses; (iv) Rocket Lab’s and Iridium’s ability to implement their business strategies; (v) potential litigation relating to the proposed transaction that could be instituted against Rocket Lab, Iridium or their respective directors, managers, or officers, including the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction will harm Rocket Lab’s or Iridium’s businesses, including current plans and operations, or will otherwise divert management time from ongoing business operations on transaction-related issues; (vii) the ability of Rocket Lab or Iridium to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) fluctuations in, and uncertainty as to the long-term value of, Rocket Lab or Iridium common stock (including as relating to the risk that any announcements related to the proposed transaction could have adverse effects on the market price of such stock); (x) legislative, regulatory and economic developments affecting Rocket Lab’s and Iridium’s businesses, including actions by government agencies and third parties; (xi) general economic and market developments and conditions, potential changes to international trade relations, geopolitical conflicts and effects from global pandemics, epidemics, or other public health crises; (xii) the evolving legal, regulatory and tax regimes under which Rocket Lab and Iridium operate; (xiii) restrictions during the pendency of the proposed transaction that may impact Rocket Lab’s or Iridium’s ability to pursue certain business opportunities or strategic transactions; (xiv) unexpected costs, charges or expenses resulting from the proposed transaction; (xv) risks that any debt or other financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; and (xvi) the other risks and uncertainties, as described in the periodic reports that Rocket Lab and Iridium file with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Neither Rocket Lab nor Iridium assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Forward-looking statements included in this communication are made as of the date of this communication.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

EXHIBIT NO.	Description

2.1*	Agreement and Plan of Merger, dated as of June 28, 2026, by and among Rocket Lab Corporation, Iridium Communications Inc., Ion Merger Sub I, Inc., and Ion Merger Sub II, LLC.

10.1	Form of Support Agreement

99.1	Joint Press Release, dated June 29, 2026

99.2	Joint Investor Presentation, dated June 29, 2026

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the U.S. Securities and Exchange Commission upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRIDIUM COMMUNICATIONS INC.

Date: June 29, 2026	By:	/s/ Kathleen A. Morgan
Kathleen A. Morgan
Chief Legal Officer and Secretary